UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 1)


                          Minuteman International, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    604540104
                                 (CUSIP Number)

             August 2, 2000, October 31, 2000 and December 31, 2000 (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D
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CUSIP No. 604540104                                           Page  1of 7 Pages
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   COLDSTREAM CAPITAL MANAGEMENT, INC.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                           (a) |_|
   GROUP*                                                               (b) |_|

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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS* (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                             |_|


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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
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                         7     SOLE VOTING POWER
                                162,779
   NUMBER OF SHARES      -------------------------------------------------------
 BENEFICIALLY OWNED BY   8     SHARED VOTING POWER
 EACH REPORTING PERSON           13,000
         WITH            -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                                162,779
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                 13,000
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   See Item 2a in attached Schedule.

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|


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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   See Item 2a in attached Schedule.

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14 TYPE OF REPORTING PERSON*

   IA
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CUSIP No. 604540104                                           Page 2 of 7 Pages
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   DAVID M. HUDSON
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                           (a) |_|
   GROUP*                                                               (b) |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS* (SEE INSTRUCTIONS)

   PF, OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                             |_|


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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                                1,000
   NUMBER OF SHARES      -------------------------------------------------------
 BENEFICIALLY OWNED BY   8     SHARED VOTING POWER
 EACH REPORTING PERSON          0
         WITH            -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                                1,000
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   See Item 2a in attached Schedule.

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |X|


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   See Item 2a in attached Schedule.

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------



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CUSIP No. 604540104                                           Page 3 of 7 Pages
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   COLDSTREAM VALUE PARTNERS
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                           (a) |_|
   GROUP*                                                               (b) |_|

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS* (SEE INSTRUCTIONS)

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                             |_|


--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
--------------------------------------------------------------------------------
                         7     SOLE VOTING POWER
                                162,779
   NUMBER OF SHARES      -------------------------------------------------------
 BENEFICIALLY OWNED BY   8     SHARED VOTING POWER
 EACH REPORTING PERSON          0
         WITH            -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                                162,779
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   162,779
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   | |


--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   4.56%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   PN
--------------------------------------------------------------------------------



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CUSIP No. 604540104                                           Page 4 of 7 Pages
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ITEM 1(A)         Title of the Class of Equity Securities

                  Minuteman International, Inc.

                  Name and Address of Issuer's Principal Executive Offices

                  Mr. Thomas J. Nolan, Treasurer
                  111 South Rohlwing Road
                  Addison, IL  60101

ITEM 2(A)         Name of Person(s) Filing

                  Coldstream Capital Management, Inc. ("CCM"), Coldstream Value Partners ("Value Partners") and David M. Hudson ("Hudson").

                  As of December 31, 2000, Hudson ceased to be a controlling person of CCM and Value Partners.

                  CCM may be deemed to be a controlling person of Value Partners and the accounts of its investment advisory clients, and as such may be deemed to beneficially own the shares of common stock in the Issuer beneficially owned by Value Partners or by its investment advisory clients. CCM's investment advisory client owns 13,000 shares (0.36%) of the shares of common stock of the Issuer. CCM owns no shares of common stock in the Issuer outside of Value Partners and its client investment advisory accounts, and disclaims beneficial ownership in any shares of the Issuer held by Value Partners or its investment advisory clients.

                  CCM may be deemed to be a controlling person of Value Partners and the accounts of its investment advisory clients, and as such may be deemed to beneficially own the shares of common stock in the Issuer beneficially owned by Value Partners or by its investment advisory clients. CCM's investment advisory client owns 13,000 shares (0.36%) of the shares of common stock of the Issuer. CCM owns no shares of common stock in the Issuer outside of Value Partners and its client investment advisory accounts, and disclaims beneficial ownership in any shares of the Issuer held by Value Partners or its investment advisory clients.

ITEM 2(B)         Address of Principal Business Office or, if none, residence

                  Coldstream Capital Management, Inc.
                  2370 130th Avenue N.E., Ste 103
                  Bellevue, WA  98005

                  Coldstream Value Partners
                  2370 130th Avenue N.E., Ste 103
                  Bellevue, WA  98005

                  David M. Hudson
                  20 East 74th, No. 9B
                  New York, NY  10021

ITEM 2(C)         Citizenship

                  United States

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CUSIP No. 604540104                                           Page 5 of 7 Pages
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ITEM 2(D)         Title of Class of Securities

                  Common stock, no par value

ITEM 2(E)         CUSIP Number

                  604540104

ITEM 3   Source and Amount of Funds

                  Sources and amounts of funds have been and will be either (a) client funds under management by CCM, or (b) funds held for investment (or proceeds from the sale of other investments) by Value Partners, or (c) personal funds of Hudson.

ITEM 4   Purpose of Transaction

                  Shares of the Issuer are acquired for investment purposes.

ITEM 5   Ownership

                  (a)      Aggregate Number and Percentage:  See Item 2(a)

                  (b)      (i)      Sole power to vote or to direct the vote:

                           CCM  162,779
                           Value Partners     162,779
                           Hudson  1,000

                  (b)      (ii)     Shared power to vote or to direct the vote:

                           CCM  13,000
                           Value Partners  0
                           Hudson  0

                  (b)      (iii)    Sole power to dispose or to direct the
                           disposition of:

                           CCM  162,779
                           Value Partners  162,779
                           Hudson  1,000

                  (b)      (iv)     Shared power to dispose or to direct the
                           disposition of:

                           CCM  13,000
                           Value Partners  0
                           Hudson  0

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CUSIP No. 604540104                                                 Page 6 of 7
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                  (c)      Between April 8, 2000 and December 31, 2000, Value
                           Partners (i) purchased, in a transaction through a registered broker dealer, 4,000 shares of common stock of the issuer for a price of $7-3/8 per share (8/02/00), (ii) sold, in transactions through a registered broker dealer, 5,000 shares of common stock of the Issuer for a price of $9.00 per share (10/31/00), and (iii) distributed 15,121 shares of common stock of the Issuer in kind to a partner withdrawing from Value Partners (12/31/00) and such shares were valued for purposes of the distribution at $8.75 per share.

                  (d) CCM's investment advisory client in whose account the shares of the Issuer are held has the power to direct the receipt of dividends from and the proceeds of the sale of securities held in such account.

                  (e)      N/A.

ITEM 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

ITEM 7            Material to be Filed as Exhibits

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001

Coldstream Capital Management, Inc.            Coldstream Value Partners


By:  /s/Donald L. Gher                         By:  /s/Donald L. Gher
   -----------------------                        ------------------------
         Signature                                       Signature

  /s/Donald L. Gher,                           /s/Donald L. Gher,
Chief Investment Officer                       Chief Investment Officer
--------------------------                     ---------------------------
         Name/Title                                       Name/Title

/s/David M. Hudson
-----------------------
David M. Hudson


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CUSIP No. 604540104                                                 Page 7 of 7
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         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.